FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

7 February 2006

Report of Foreign issuer

Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

(Commission file number) 0 - 017444

Akzo Nobel N.V.
(Translation of registrant’s name into English)

76, Velperweg, 6824 BM Arnhem, the Netherlands
(Address of principal executive offices)

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934 the registrant has duly caused this report to be signed on its behalf of the undersigned, thereto duly authorized.

Akzo Nobel N.V.

Name :	R.J. Frohn	Name :	J.J.M. Derckx
Title :	Chief Financial Officer	Title :	Director Corporate Control

Dated : April 20, 2006

The following exhibit
is filed with this report
Akzo Nobel Report for the first quarter of 2006

Report for the 1st quarter of 2006

Key Figures

Millions of euros (EUR)	1st quarter

	2006	2005		%

Revenues	3,392	3,041		12

Operating income excluding incidentals (EBIT)	332	274		21
– EBIT margin, in %	9.8	9.0

Operating income (EBIT)	375	419		(11)
– EBIT margin, in %	11.1	13.8

Net income	249	287		(13)
– per share, in EUR	0.87	1.00

Number of employees	61,490	61,340	[1]
		61,080	[2]

1 At December 31.
2 At March 31.

Operational earnings substantially up, led by Coatings
•	Organon – continued strong growth; higher pipeline costs
•	Intervet – record quarterly revenues; solid earnings growth
•	Coatings – excellent growth; significantly improved EBIT margin
•	Chemicals – new growth strategy paying off; strong start to the year
•	Net income affected by on balance lower incidental benefits
•	Offer made for Sico – Canada’s leading coatings company
•	Chemicals 2005 divestment program – making good progress
•	Strong financial position

Report for the 1st quarter of 2006

The report for the 2nd quarter of 2006 will be published on July 20, 2006.

Note
The data in this report are unaudited.

Revenues consist of sales of goods and services, and royalty income.

Autonomous growth is defined as the change in revenues attributable to changed volumes and selling prices. It excludes currency, acquisition, and divestment effects.

Incidentals are special benefits, results on divestments, restructuring and impairment charges, and charges related to major legal, antitrust, and environmental cases. Operating income excluding incidentals is one of the key figures management uses to assess the company’s performance, as this figure better reflects the underlying trends in the results of the activities.

EBIT margin is operating income (EBIT) as percentage of revenues.

Safe Harbor Statement*
This report contains statements which address such key issues as Akzo Nobel’s growth strategy, future financial results, market positions, product development, pharmaceutical products in the pipeline, and product approvals. Such statements should be carefully considered, and it should be understood that many factors could cause forecasted and actual results to differ from these statements. These factors include, but are not limited to, price fluctuations, currency fluctuations, progress of drug development, clinical testing and regulatory approval, developments in raw material and personnel costs, pensions, physical and environmental risks, legal issues, and legislative, fiscal, and other regulatory measures. Stated competitive positions are based on management estimates supported by information provided by specialized external agencies. For a more comprehensive discussion of the risk factors affecting our business please see our Annual Report on Form 20-F filed with the United States Securities and Exchange Commission, a copy of which can be found on the company’s corporate website www.akzonobel.com. The 2005 Annual Report on Form 20-F will be available at the end of the second quarter of 2006.

* Pursuant to the U.S. Private Securities Litigation Reform Act 1995.

Report for the 1st quarter of 2006

C O N S O L I D A T E D  S T A T E M E N T  O F  I N C O M E

Millions of euros	1st quarter

	2006	2005	%

Revenues	3,392	3,041	12
Cost of sales	(1,796)	(1,613)

Gross profit	1,596	1,428
Selling expenses	(857)	(780)
Research and development expenses	(223)	(193)
General and administrative expenses	(182)	(180)
Other operating income	1	(1)
IAS 39 fair value adjustments	(3)	–
Incidentals:
– special benefits	–	149
– results on divestments	128	2
– restructuring and impairment charges	(42)	(5)
– charges related to major legal, antitrust, and
environmental cases	(43)	(1)

Operating income (EBIT)	375	419	(11)
Financing charges	(36)	(32)

Operating income less financing charges	339	387
Taxes	(104)	(105)

Earnings of consolidated companies after taxes	235	282	(17)
Earnings from nonconsolidated companies	18	13

Profit for the period	253	295
Minority interest, attributable to minority shareholders	(4)	(8)

Net income, attributable to equity holders	249	287	(13)

EBIT margin, in %	11.1	13.8
Interest coverage	10.4	13.1

Net income per share, in EUR
– basic	0.87	1.00
– diluted	0.87	1.00

EBITDA	516	556	(7)
Capital expenditures	90	109
Depreciation	129	130

Report for the 1st quarter of 2006

S E G M E N T  D A T A

Millions of euros	1st quarter

	2006	2005	%

Revenues
Organon	644	576	12
Intervet	282	262	8
Coatings	1,434	1,241	16
Chemicals	1,037	957	8
Intercompany revenues/other	(5)	5

Total	3,392	3,041	12

Operating income (EBIT) excluding
incidentals
Organon	85	89	(4)
Intervet	58	53	9
Coatings	104	62	68
Chemicals	114	99	15
Other	(29)	(29)

Total	332	274	21

EBIT margin, in %	9.8	9.0

Operating income (EBIT)
Organon	81	236	(66)
Intervet	58	53	9
Coatings	209	62	237
Chemicals	86	97	(11)
Other	(59)	(29)

Total	375	419	(11)

EBIT margin, in %	11.1	13.8

Report for the 1st quarter of 2006

Revenues – autonomous growth 8%
Revenues of EUR 3.4 billion were up 12% on last year. Autonomous growth was 8%, with all segments contributing. Volumes increased 5% and prices were 3% higher. Currency translation had a 4% positive effect. Total revenues of Akzo Nobel developed as follows:

				Currency	Acquisitions/
In %	Total	Volume	Price	translation	divestments

Organon	12	6	2	4	–
Intervet	8	4	1	5	(2)
Coatings	16	7	2	5	2
Chemicals	8	3	4	3	(2)
Akzo Nobel	12	5	3	4	–

Operational earnings up 21%, led by Coatings
Excluding incidentals, operating income rose 21% from EUR 274 million to EUR 332 million. The EBIT margin was 9.8%, against 9.0% in the first quarter of 2005. Including incidentals, operating income decreased 11% to EUR 375 million, with an EBIT margin of 11.1% (2005: 13.8%).

Organon achieved significant revenues growth. As expected, R&D expenses increased in line with pipeline developments. Marketing expenses were also higher and included a direct-to-customer advertising campaign to promote NuvaRing® in the United States. Intervet realized solid earnings gains resulting from volume growth. Coatings’ earnings excluding incidentals were up 68% driven by substantial revenues growth at all businesses. Chemicals’ earnings excluding incidentals were up 15%, despite higher energy and raw material prices.

Incidentals – on balance a gain of EUR 43 million
Incidentals in 2006 resulted in a net gain of EUR 43 million (2005: gain of EUR 145 million).

In 2006, results on divestments of EUR 128 million were attributable to the sale of a Coatings plant near Barcelona, Spain, and to the divestment of the 65% interest in our Malaysian oleochemicals joint ventures, the Polymerization Catalysts & Components business in the United States, and the Electro Magnetic Compatibility (EMC) activities. The restructuring and impairment charges of EUR 42 million predominantly related to restructuring activities at Chemicals sites, especially Delfzijl, the Netherlands. Additions to the provisions for antitrust and environmental cases resulted in charges of EUR 43 million.

The incidentals for the first quarter of 2005 included the EUR 149 million special benefit resulting from the termination of the Risperdal® copromotion.

Report for the 1st quarter of 2006

Financing charges increased from EUR 32 million to EUR 36 million, mainly due to IFRS accounting consequences for fair value changes of an interest swap. Interest coverage in the first quarter was 10.4 (2005: 13.1).

The income tax charge in the first quarter of 2006 was 31%, compared with 27% in 2005. The 2005 figure included the positive effect of the low tax charge on the EUR 149 million special benefit from the termination of the Risperdal® copromotion in that quarter.

Net income down 13%
The combination of improved operational earnings and higher incidental charges resulted in a 13% decrease of net income to EUR 249 million. Earnings per share were EUR 0.87 (2005: EUR 1.00).

Excluding incidentals, net income rose 39% from EUR 155 million to EUR 215 million.

Workforce – on balance up 150
At the end of the first quarter of 2006, the company had 61,490 employees, compared with 61,340 at year-end 2005 and 61,080 at March 31, 2005. Cost saving measures at Coatings and Chemicals resulted in a decrease of 150 in the first quarter of 2006, while growth of certain businesses and seasonal influences resulted in a workforce expansion of 320. Developments were as follows:

	March 31,		Acquisitions/	Other	December 31,
	2006	Restructurings	divestments	changes	2005

Organon	14,080		(60)	40	14,100
Intervet	5,320			60	5,260
Coatings	29,730	(80)	320	290	29,200
Chemicals	10,990	(70)	(280)	(90)	11,430
Other	1,370			20	1,350

Akzo Nobel	61,490	(150)	(20)	320	61,340

The workforce expansion from acquisitions mainly concerns Swiss Lack. The reductions from divestments related to our Malaysian oleochemicals joint ventures, the Polymerization Catalysts & Components business in the United States, and the Electro Magnetic Compatibility (EMC) activities.

Report for the 1st quarter of 2006

Akzo Nobel listed on FTSE4Good Index
Akzo Nobel’s strong commitment to Corporate Social Responsibility (CSR) has received further recognition with an inclusion on the FTSE Group’s prestigious FTSE4Good Index. The European equivalent of the Dow Jones Sustainability Indexes in the United States (on which Akzo Nobel was included last year), the FTSE4Good indexes–which are used extensively by investors worldwide–measure the performance of companies that meet globally recognized CSR standards.

Trading conditions 2006
In the current environment, we expect the company to be well-positioned for significant further growth of revenues across its portfolio.

With respect to earnings, we expect to achieve increases in our ongoing activities in Chemicals, robust improvements in our Coatings business, and a continuation of the positive trends at Intervet. At Organon, we plan to find the right balance between the required expenditures in R&D and marketing and sales for new products, with the ambition to protect our margin.

Report for the 1st quarter of 2006

Organon – continued strong growth; higher pipeline costs

Millions of euros	1st quarter

	2006	2005		%

Revenues	644	576		12

Operating income (EBIT)	81	236		(66)
EBIT margin, in %	12.6	41.0

EBIT excluding incidentals	85	89		(4)
EBIT margin, in %	13.2	15.5

S&D expenses as % of revenues	31.9	31.9
R&D expenses as % of revenues	19.2	16.3

EBITDA	113	266		(58)

Capital expenditures	15	15

Invested capital	1,760	1,781	[1]

Number of employees	14,080	14,100	[1]

1 At December 31.

•	Revenues – continued strong growth; up 12%
•	R&D expenses – up 32% on last year; investing in pipeline
•	Infertility products – continued growth trend
•	NuvaRing® – strong sales growth, especially in the United States
•	Anesthesia – ongoing positive trend

Report for the 1st quarter of 2006

The first quarter of 2006 showed continued improvement in top line performance. Organon revenues were EUR 644 million, 12% higher than in the previous year. Autonomous growth was 8%, while 4% was attributable to currency translation.

Operating income excluding incidentals amounted to EUR 85 million, which was 4% down on last year. S&D expenses were 12% higher and R&D expenses were increased by 32%, mainly due to late-stage development projects.

Including incidentals, operating income decreased from EUR 236 million to EUR 81 million. 2005 included the EUR 149 million special benefit for the termination of the Risperdal® copromotion.

The main products developed as follows:

Millions of euros	Revenues

		Autonomous growth, %
	1st quarter
	2006	on Q-1 2005	on Q-4 2005

Contraceptives	159	15	6
–of which NuvaRing®	43	66	12
Puregon®/Follistim®	99	14	9
Remeron®	67	(8)	3
Anesthesia	60	15	11
Livial®	37	2	(8)
Pharmaceutical ingredients	54	(2)	(24)

NuvaRing® continued its strong performance of last year, with revenues of EUR 43 million growing 66% compared with the first quarter of 2005, mainly due to higher sales in the United States. The direct-to-customer advertising campaign in that country clearly led to accelerated sales growth. In most other countries where NuvaRing® is marketed, the product also continues its strong growth momentum.

Puregon® had yet another strong quarter with sales nearing the EUR 100 million mark, up 14% on last year. The product has now also been introduced in China, while sales in Japan are taking off after the launch late last year.

The anesthesia products continued their positive growth trends, led by Esmeron®/Zemuron® and Anzemet®.

The sales decrease of Livial® is gradually bottoming out. Remeron® sales in Europe are still decreasing at a slow pace, while U.S. sales are only marginal.

Pharmaceutical ingredients turned in a stable performance compared with last year, in spite of the ongoing pressure from increased competition and overcapacity in the market.

Report for the 1st quarter of 2006

Intervet – record quarterly revenues; solid earnings growth

Millions of euros	1st quarter

	2006	2005		%

Revenues	282	262		8

Operating income (EBIT)	58	53		9
EBIT margin, in %	20.6	20.2

EBIT excluding incidentals	58	53		9
EBIT margin, in %	20.6	20.2

S&D expenses as % of revenues	24.1	23.1
R&D expenses as % of revenues	9.6	10.7

EBITDA	72	66		9

Capital expenditures	8	13

Invested capital	952	883	[1]

Number of employees	5,320	5,260	[1]

1 At December 31.

•	Revenues up 8% to EUR 282 million – all-time high
•	5% autonomous revenues growth
•	EBIT margin of 20.6%
•	Delivering on growth in emerging markets – Asia and Latin America
•	Integration of AgVax businesses (New Zealand) progressing well

Report for the 1st quarter of 2006

Revenues at Intervet (animal healthcare products) grew 8% to EUR 282 million, an all-time high quarterly revenues figure. Autonomous growth was 5%, while currency translations had a positive effect of 5%. Acquisitions and divestments from 2005, on balance, had a negative impact of 2%. The divestment concerned certain feed additives businesses, while the acquisition related to AgVax in New Zealand, the integration of which is progressing according to plan.

As a result of this strong revenues growth, Intervet’s operating income grew 9% to EUR 58 million, with the EBIT margin increasing to 20.6% (2005: 20.2%).

Revenues in Europe–where Intervet generates more than 50% of its revenues–grew 2%, despite cases of avian influenza and excluding the effect of the aforementioned divestment of the feed additives businesses. Institutional demand for avian influenza vaccines by European authorities has so far been limited. With the recent launch of Equine Regumate® (to regulate fertility in horses) and Cobactan® I.V. (modern antibiotic for horses), Intervet successfully strengthened its market position in the European equine market. Market response to the recently introduced Chronogest® CR (for fertility management in sheep) has also been extremely encouraging.

Revenues in North America grew 23%, driven by currency gains and expenditures made for continued product development and marketing.

Benefiting from currency gains and economic growth, revenues in Latin America rose 18%. Revenues in the rest of the world grew 31%, boosted by increased revenues in the Asian region, which is recovering from the economic consequences of avian influenza.

Report for the 1st quarter of 2006

Coatings – excellent growth; significantly improved EBIT margin

Millions of euros	1st quarter

	2006	2005		%

Revenues
Decorative Coatings	481	442
Industrial activities	474	387
Marine & Protective Coatings	270	226
Car Refinishes	234	209
Intragroup revenues/other	(25)	(23)

Total	1,434	1,241		16

Operating income (EBIT)	209	62		237
EBIT margin, in %	14.6	5.0

EBIT excluding incidentals	104	62		68
EBIT margin, in %	7.3	5.0

EBITDA	243	94		159

Capital expenditures	22	18

Invested capital	2,491	2,259	[1]

Number of employees	29,730	29,200	[1]

1 At December 31.

•	Autonomous growth 9% – across the board
•	Sharp increase in operating income and EBIT margin
•	Raw material price pressure from solvents and metals
•	Decorative Coatings – challenging business conditions; further focus on costs
•	Car Refinishes – turning the corner; focus on costs continues
•	Industrial activities – excellent performance
•	Marine & Protective Coatings – strong earnings growth; metal prices increasing
•	Offer made for Sico – Canada’s leading coatings company
•	Construction of new production facility in Spain announced – site near Barcelona sold

Report for the 1st quarter of 2006

Coatings’ revenues of EUR 1.4 billion were up 16% on the previous year. Autonomous revenues growth was 9%. In particular, business in Asia turned in solid growth. In total, volumes rose 7%, while selling prices were 2% higher. Currency translation had a positive effect of 5%.
Acquisitions, predominantly Swiss Lack and Zweihorn, added 2% to revenues.

As a result of this strong revenues growth, operating income, excluding incidentals, jumped 68% to EUR 104 million, with a significantly improved EBIT margin of 7.3% (2005: 5.0%).

The business conditions for the decorative coatings activities in Western Europe continue to be challenging. We are actively pursuing restructuring measures to adjust the cost base in this region. In addition, we have initiated the global integration of our decorative coatings businesses.

Car Refinishes is clearly turning the corner with its new strategy and the adjusted cost base. Margins improved significantly, but the focus on costs will continue, particularly in Europe.

The industrial activities achieved substantial earnings growth in most businesses and in virtually all regions, notably coil, wood, powder, and specialty plastics coatings. The businesses have been able to achieve hard-fought price increases to reduce the pressure on margins from higher raw material prices without a commensurate loss in volumes. The industrial activities have placed high priority on emerging markets, China in particular, and are rebalancing assets towards these fast growing regions.

Marine & Protective Coatings continued its good performance in almost every region and market sector. Our protective coatings activities benefited from the high investment levels in the oil and gas industry. Overall, demand for our higher value-added products helped to offset the squeeze on margins from higher raw material prices, in particular metals (copper and zinc) and solvents.

Including incidentals, operating income surged from EUR 62 million to EUR 209 million. Incidental gains include a book profit made on the divestment of a plant near Barcelona, Spain. This divestment is part of an expansion plan for our activities on the Iberian Peninsula which includes the construction of a new facility in the greater Barcelona area.

On April 5, 2006, Akzo Nobel made an offer of around EUR 210 million to acquire Sico Inc., Canada’s leading coatings company. Active in the architectural coatings market, Sico develops, manufactures and markets architectural paints and industrial coatings. It employs around 1,000 people in Canada, the United States, and Mexico and achieved revenues in 2005 of EUR 220 million.

Report for the 1st quarter of 2006

Chemicals – new growth strategy paying off; strong start to the year

Millions of euros	1st quarter

	2006	2005		%

Revenues
Pulp & Paper Chemicals	247	209
Base Chemicals	206	217
Functional Chemicals	193	172
Surfactants	138	125
Polymer Chemicals	132	111
Activities (to be) divested	164	171
Intragroup revenues/other	(43)	(48)

Total	1,037	957		8

Operating income (EBIT)	86	97		(11)
EBIT margin, in %	8.3	10.1

EBIT excluding incidentals	114	99		15
EBIT margin, in %	11.0	10.3

EBITDA	143	157		(9)

Capital expenditures	43	62

Invested capital	2,336	2,291	[1]

Number of employees	10,990	11,430	[1]

1 At December 31.

•	Autonomous growth of 7%
•	Improved EBIT margin, excluding incidentals
•	Pressure from energy and raw material prices
•	Pulp & Paper, Polymer, and Functional Chemicals and Surfactants – double digit revenues growth
•	Several restructuring programs in progress; in particular at Base Chemicals
•	2005 divestment program – on track

Report for the 1st quarter of 2006

First quarter revenues at Chemicals were EUR 1.0 billion, 8% up on last year. This was mainly attributable to 7% autonomous growth, with 3% volume growth at 4% higher selling prices. Currency translation had a positive effect of 3%, whereas divestments caused a 2% decrease.

Excluding incidentals, operating income rose 15% to EUR 114 million. The EBIT margin was 11.0% (2005: 10.3%). The strategy of establishing five platforms for growth is paying off, supported by favorable market conditions and currencies. Including incidentals, operating income decreased 11% to EUR 86 million, as a consequence of higher net incidental charges. The incidentals included restructuring and impairment charges, in particular for the Delfzijl site in the Netherlands, partially offset by gains on divestments.

Pulp and Paper Chemicals realized sound revenues growth with higher volumes in all regions and product lines, although earnings were impacted by steeply increased energy prices and expenses for several scheduled maintenance stops.

Market conditions for Base Chemicals' chlor-alkali business were less favorable compared with the excellent first quarter of 2005. This was partly offset by the good performance of the salt business, aided by the winter weather (road salt for de-icing).

Functional Chemicals achieved solid volume growth. Its results are clearly ahead of the previous year, although raw material prices still put pressure on margins. In particular, chelates and ethylene amines showed a solid improvement compared with 2005.

Revenues of Surfactants grew in all regions. Sales price increases largely covered the impact on the margins from increased raw material prices. In Europe, the cleaning and care activities performed very well, while sales of petroleum applications were very strong in the Americas.

Polymer Chemicals achieved a strong improvement due to both volume growth and higher sales prices. The polymer industry had a good start of the year. Our organic peroxide business achieved strong sales growth in the PVC segment, both in Europe and the Americas.

The divestment program–which was announced in February 2005–involves divesting 14 businesses. So far, Akzo Nobel’s Chemicals group has agreed 6 deals, with the company aiming to reach agreements for the remaining businesses by the middle of 2006. In the first quarter of 2006, the 65% majority interest in our Malaysian oleochemicals joint ventures, the Polymerization Catalysts & Components business in the United States, and the Electro Magnetic Compatibility (EMC) activities were divested. On April 7, 2006, Akzo Nobel announced that it has agreed to sell its pioneering Helianthos solar cell production venture to Dutch energy company Nuon.

With several major investment projects having come on stream in 2005, capital expenditures were temporarily down to EUR 43 million, which is 77% of depreciation.

In March 2006, Akzo Nobel received official acceptance from the FDA regarding the self-affirmed GRAS (Generally Recognized as Safe) status of the company’s Ferrazone® iron compound. Ferrazone® is added to food or beverages to effectively tackle the chronic problem of iron deficiency, which affects around 3.5 billion people in the developing world.

Report for the 1st quarter of 2006

C O N D E N S E D  C O N S O L I D A T E D  S T A T E M E N T  O F  C A S H F L O W S

Millions of euros

	2006		2005

Profit for the period	253		295
Adjustments to reconcile earnings
to cash generated from operating activities:
Depreciation and amortization	141		137
Impairment losses	5		2
Financing charges	36		32
Earnings from nonconsolidated companies	(14)		(15)
Taxes recognized in income	106		108

Operating profit before changes in
working capital and provisions		527		559
Changes in working capital	(326)		(345)
Changes in provisions	56		(66)
Other	5		(3)

		(265)		(414)

Cash generated from operating activities		262		145
Interest paid	(10)		(4)
Income taxes paid	(50)		(106)
Pre-tax gain on divestments	(128)		2

		(188)		(108)

Net cash from operating activities		74		37
Capital expenditures	(90)		(109)
Investments in intangible assets	(2)		(7)
Interest received	8		9
Repayments from nonconsolidated companies	7		4
Dividends from nonconsolidated companies	2		6
Acquisition of consolidated companies[1]	(33)		(20)
Proceeds from sale of interests[1]	95
Other changes in noncurrent assets	24		8

Net cash from investing activities		11		(109)
Changes in borrowings	16		58
Issue of shares	5
Dividends	(2)		(5)

Net cash from financing activities		19		53

Net change in cash and cash equivalents		104		(19)
Cash and cash equivalents at January 1		1,486		1,811
Effect of exchange rate changes on cash and
cash equivalents and impact IAS 32 and 39		(6)		10

Cash and cash equivalents at March 31		1,584		1,802

1 Net of cash acquired or disposed of.

Report for the 1st quarter of 2006

Funds balance up – proceeds from divestments
Cash and cash equivalents increased EUR 104 million in the first quarter of 2006, compared with a virtually unchanged balance in 2005. This increase was mainly attributable to proceeds from divestments. Working capital demand was somewhat lower than in the first quarter of 2005, despite significantly higher revenues growth.

Capital expenditures amounted to EUR 90 million, EUR 19 million below the 2005 level. Capital expenditures were 70% of depreciation. Investments were temporarily lower at Chemicals.

Acquisition expenditures predominantly concerned Swiss Lack.

Proceeds from sale of interests principally related to the first installment for the sale of a Coatings plant near Barcelona, Spain, and to the divestment of the 65% interest in our Malaysian oleochemicals joint ventures, the Polymerization Catalysts & Components business in the United States, and the Electro Magnetic Compatibility (EMC) activities.

Report for the 1st quarter of 2006

C O N D E N S E D  C O N S O L I D A T E D  B A L A N C E  S H E E T

	March 31,	December 31,
Millions of euros	2006	2005

Property, plant and equipment	3,340	3,432
Intangible assets	489	488
Financial noncurrent assets	1,982	1,800

Total noncurrent assets	5,811	5,720

Inventories	2,010	1,987
Receivables	3,247	2,910
Cash and cash equivalents	1,584	1,486
Assets held for sale	306	322

Total current assets	7,147	6,705

Total assets	12,958	12,425

Akzo Nobel N.V. shareholders' equity	3,674	3,415
Minority interest	152	161

Total equity	3,826	3,576

Provisions	2,251	2,210
Deferred income	42	27
Deferred tax liabilities	168	156
Long-term borrowings	2,693	2,702

Total noncurrent liabilities	5,154	5,095

Short-term borrowings	374	357
Current payables	3,551	3,337
Liabilities held for sale	53	60

Total current liabilities	3,978	3,754

Total equity and liabilities	12,958	12,425

Gearing	0.39	0.44

Invested capital	8,217	8,007

Shareholders’ equity per share, in EUR	12.85	11.95
Number of shares outstanding, in millions	285.9	285.8

Report for the 1st quarter of 2006

C H A N G E S  I N  E Q U I T Y

	Share-
	holders’	Minority
Millions of euros	equity	interest	Equity

Balance at December 31, 2005	3,415	161	3,576
Equity settled transactions	4		4
Changes in fair value of derivatives	16		16
Changes in exchange rates in respect of affiliated
companies	(15)	(1)	(16)

Income directly recognized in equity	5	(1)	4
Profit for the period	249	4	253

Total income	254	3	257
Dividend paid		(2)	(2)
Shares issued upon exercising of stock options	5		5
Changes minority interest in subsidiaries		(10)	(10)

Balance at March 31, 2006	3,674	152	3,826

Strong financial position
Invested capital at March 31, 2006, amounted to EUR 8.2 billion, EUR 0.2 billion higher than at December 31, 2005, mainly due to the seasonal increase of working capital.

Equity rose EUR 0.2 billion, mainly as a result of first quarter income. Net interest-bearing borrowings decreased EUR 0.1 billion to EUR 1.5 billion, principally due to the positive funds balance. As a consequence, gearing improved to 0.39 (December 31, 2005: 0.44).

During the first quarter of 2006, the rating agencies confirmed the company’s credit ratings.

Arnhem, April 20, 2006	The Board of Management

Report for the 1st quarter of 2006

Additional Information	Akzo Nobel N.V.
The explanatory sheets used by the CFO during the	Velperweg 76
press conference can be viewed on Akzo Nobel’s	P.O. Box 9300
corporate website www.akzonobel.com.	6800 SB Arnhem
The Netherlands
Tel. + 31 26 366 4433
Fax + 31 26 366 3250
E-mail ACC@akzonobel.com
Internet www.akzonobel.com